
Mail Stop 4561

December 8, 2008

Thomas P. Lloyd
Campbell Alternative Asset Trust
c/o Campbell & Company, Inc.
Court Towers Building
210 West Pennsylvania Avenue
Towson, Maryland 21204

      Re: **Campbell Alternative Asset Trust**
              Post-Effective Amendment No. 11 to Form S-1
              Filed November 25, 2008
              File No. 333-74014

Dear Mr. Lloyd:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December, 31, 2007

Exhibits 31.1 and 31.2

1.   We note that your certifications did not include the applicable references to internal
        control over financial reporting in the introductory language to paragraph 4 and in
        paragraph 4(b). This language must be included in the certifications because you are now
        subject to the disclosure requirements of Item 308 of Regulation S-K. Please refer to
        Item 601(b)(31)(i) of Regulation S-K and Securities Act Release No. 33-8760 (Dec. 15,
        2006) for guidance. In addition, the phrase "and financial highlights" in paragraph 3 does
        not follow the exact language of the certifications and should be removed. Please file an
        amendment to your Form 10-K to include the appropriate language. Also amend your
        quarterly reports on Form 10-Q for the periods ended March 31, June 30 and September
        30, 2008 to include the appropriate certifications.

                                        * * * * *

        As appropriate, please amend your filing in response to these comments. You may wish
to provide us with marked copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities Act
of 1933 and that they have provided all information investors require for an informed investment
decision. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        Before the amended registration statement is declared effective pursuant to Section 8 of
the Securities Act, the company should provide us with a letter, acknowledging that:

        ·   should the Commission or the staff, acting pursuant to delegated authority, declare the
            filing effective, it does not foreclose the Commission from taking any action with
            respect to the filing;

        ·   the action of the Commission or the staff, acting pursuant to delegated authority, in
            declaring the filing effective, does not relieve the company from its full responsibility
            for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Erin Martin at 202-551-3391 or me at 202-551-3785 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director

Cc: Michael J. Schmidtberger (*via facsimile*)